Exhibit 99.2

Techfaith Receives Notification from Nasdaq for Failure to Disclose Material Information

Beijing, China, August 2, 2019 — China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”), today announced that it received a notification letter from Nasdaq Listing Qualifications (“Nasdaq”) stating that the Company was not in compliance with Nasdaq Listing Rule 5250(b)(1) due to its failure to disclose certain material information. The Company made an announcement regarding the material information identified in the Nasdaq notification letter earlier today.

The Nasdaq notification letter provides the Company seven calendar days from the date of the notification, or until August 5, 2019, to submit a plan to Nasdaq to regain compliance with the Nasdaq’s continued listing requirements. If Nasdaq does not accept the Company’s compliance plan, the Company will have the opportunity to appeal that decision to a Hearing Panel under Listing Rule 5815(a). The Nasdaq notification letter has no immediate effect on the listing of the Company’s American depositary shares on the Nasdaq Stock Market.

About TechFaith

TechFaith (NASDAQ: CNTF) is a developer, owner and operator of commercial real estate properties across China as well as a China-based mobile solutions provider for the global mobile handsets market. TechFaith continues to maintain a team of professional engineers focused on the development of ruggedized smart devices for both its consumer and enterprise segments, although it started investing in the construction of buildings and facilities in 2009 as part of its growth and business diversification strategy, gradually shifting away from its traditional focus on the mobile solutions and handset markets. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, among others, and in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS: In China: Jay Ji China Techfaith Wireless Communication Technology Limited Tel: 86-10-5822-8866 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com